UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 30, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 30, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING

HELD ON MARCH 30th, 2023

DATE, TIME AND PLACE: On March 30th, 2023, at 2.30 p.m., at TIM S.A. ("Company"), located at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Shareholders representing more than two thirds (2/3) of the total capital stock, including holders of the American Depositary Receipts, pursuant to **(1)** the signatures on the Shareholders' Attendance Book; and **(2)** by the valid distance voting ballots received on the terms of the Brazilian Securities Commission ("CVM") rules. Also attended the meeting, either in person or by means of videoconference, Messrs. Andrea Palma Viegas Marques, *Diretora Financeira* (Chief Financial Officer); Bruno Mutzenbecher Gentil, Business Support Officer; Mario Girasole, Regulatory and Institutional Affairs Officer; Maria Antonietta Russo, People, Culture & Organization Officer; Nicandro Durante, Chairman of the Board of Directors, of the Compensation Committee and of the Environmental, Social & Governance Committee; Fabiane Reschke, *Diretora Jurídica (*Legal Officer); Anna Maria Cerentini Gouvêa Guimarães, member of the Fiscal Council; and Herculano Aníbal Alves, member of the Board of Directors and Chairman of the Control and Risks Committee. It is also registered the attendance, by videoconference, of Mr. Fernando de Magalhães, representative of the Company's independent auditors, Ernst & Young Auditores Independentes S/S ("EY"); of Mr. André Alves, representative of Advisia Consultoria de Gestão Empresarial Ltda.; and of Messrs. Eduardo Calazansand and Angela Magalhães, representatives of Apsis Consultoria e Avaliações Ltda., to provide clarifications on issues that may be raised by Shareholders.

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Mrs. Fabiane Reschke.

<u>PUBLICATIONS AND SUMMONS:</u> (1) The management's report, the financial statements, the Fiscal Council's opinion, the Statutory Audit Committee's Report and the independent auditors' report, related to the fiscal year ended on December 31st, 2022, were published on February 25th, 26th and 27th 2023, on pages B9 to B19 of the Valor Econômico. All documents related to the matters to be resolved at this Annual and Extraordinary Shareholders' Meeting were also made available to shareholders on the Investor Relations websites of the Company, the CVM, the Securities and Exchange Commission ("SEC") and B3 S.A. – Brasil Bolsa, Balcão ("B3"); and **(2)** The Call Notice was published on February 28th, 2023 and on March 1st and 2nd, 2023, on pages C5, C5 and B4 of the Valor Econômico, respectively.

<u>On Annual Shareholders' Meeting:</u> (1) To resolve on the management's report and the financial statements of the Company for the fiscal year ended on December 31st, 2022; **(2)** To resolve on the management's proposal for the allocation of the results of the 2022 fiscal year and the distribution of dividends by the Company; **(3)** To resolve on the composition of the Board of Directors of the Company; **(4)** To resolve on the classification of the candidates for the positions of independent members of the Board of Directors according to the independence criteria of the *Novo Mercado* Regulations of B3 S.A. - Brasil Bolsa, Balcão ("*Novo Mercado* Regulations"); **(5)** To elect the members of the Board of Directors of the Company; **(6)** To resolve on the composition of the Fiscal Council of the Company; **(7)** To elect the effective and alternate members of the Fiscal Council; and **(8)** To resolve on the compensation proposal for the Company's management, members of Committees and members of the Fiscal Council of the Company for the 2023 fiscal year.

<u>On Extraordinary Shareholders' Meeting</u>: (1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 16th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; and **(2)** To resolve on the proposed merger ("Merger") of the Company's wholly-owned subsidiary, **Cozani RJ Infraestrutura e Redes de Telecomunicações S.A.** ("Merged Entity"), into the Company, and, therefore, examine, discuss and resolve on: **(2.1)** the approval of the "Protocol and Justification of Merger of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. into TIM S.A." ("Protocol"), executed on February 27th, 2023 by the management of the Company and the Merged Entity, which establishes the terms and conditions of the Merger proposal; **(2.2)** the ratification of the appointment and hiring of Apsis Consultoria e Avaliações Ltda. ("Appraiser"), a specialized company responsible for preparing the appraisal report of the Merged Entity's net equity ("Appraisal Report"); **(2.3)** the approval of the Appraisal Report; **(2.4)** the approval of the Merger, under the terms of the Protocol and subject to compliance with the suspensive conditions established therein; and **(2.5)** the

authorization for the performance, by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Merger, under the terms of the Protocol.

RESOLUTIONS: First, the consolidated voting map of the votes received by the distance voting ballots was read, which was distributed to the attendees and was also available for consultation, pursuant to the Section 48, paragraph 4 of CVM Resolution No. 81 of March 29th, 2022. Then, the Chairman proposed: **(1)** the dismissal of the reading of the other documents related to the Agenda to be discussed on this Annual and Extraordinary Shareholders' Meeting, according to the Section 134 of the Law No. 6,404/76 ("Brazilian Corporation Law"), taking into account that the shareholders are fully aware of the contents thereof; **(2)** the recording of these minutes as a summary and its publication without the signatures of all shareholders, in accordance with Section 130, paragraphs 1 and 2, of the Brazilian Corporation Law, respectively; **(3)** the voting statements, abstentions, protests and dissidences, eventually casted, were received, numbered and certified by the Board, and be filed at the Company's headquarters, pursuant to Section 130, paragraph 1, of the Brazilian Corporation Law; and **(4)** that the minutes of the Annual and Extraordinary Shareholders' Meeting be recorded as a single document, pursuant to Section 131, sole paragraph, of the Brazilian Corporation Law. Without any opposition, the shareholders attending the meeting agreed with the proposals presented by the Chairman. Finally, after analysis and discussion of the items in the Agenda, the shareholders resolved:

On Annual Shareholders' Meeting:

(1) To approve, by the majority of the votes casted, as per the consolidated voting map, in the form of **Annex I**, the management's report and the individual and consolidated financial statements of the Company, related to the fiscal year ended on December 31st, 2022, which were duly audited by the independent auditors of the Company, EY, with its respective report, as well as with the opinion of the Company's Fiscal Council and the report of the Company's Statutory Audit Committee.

(2) To approve, by the majority of votes casted, as per the consolidated voting map, in the form of **Annex I**, the management's proposal to allocate the results related to the fiscal year of 2022, along with the opinion of the Fiscal Council, which contemplates that the net profit of the fiscal year 2022, in the amount of **R$1,670,755,074.45 (one billion, six hundred and seventy million, seven hundred and fifty-five thousand, seventy-four reais and forty-five cents)**, shall be allocated as follows:

(2.1) For the Profit Reserve, it shall be allocated the amount of **R$166,109,541.43 (one hundred and sixty-six million, one hundred and nine thousand, five hundred and forty-one reais and forty-three cents)**, referring to the amount of tax benefits used by the Company in the year 2022;

(2.2) To the Legal Reserve, according to Section 193 of the Brazilian Corporation Law, it shall be allocated the amount of **R$75,232,276.65 (seventy-five million, two hundred and thirty-two thousand, two hundred and seventy-six reais and sixty-five cents)**, equivalent to five percent (5%) of the Company's net profits in the fiscal year of 2022;

(2.3) As interest on shareholders' equity (gross), the amount of **R$1,400,000,000.00 (one billion and four hundred million reais),** at the gross value of **R$0.578323091 (zero, point, five, seven, eight, three, two, three, zero, nine, one cents)** per share, which payments were approved during the year of 2022 and paid on April 27th, 2022, July 20th, 2022, October 31st, 2022 and on January 24th, 2023, as follows: (i) the amount of **R$357,353,314.09 (three hundred and fifty-seven million, three hundred and fifty-three thousand, three hundred and fourteen reais and nine cents)** is imputed to the mandatory minimum dividend and (ii) the remaining amount of **R$1,042,646,685.91 (one billion, forty-two million, six hundred and forty-six thousand, six hundred and eighty-five reais and ninety-one cents)**, was distributed as additional dividends to the mandatory minimum set forth in the Company's By-Laws; and

(2.4) <u>**To approve**</u>, as proposed complementary dividends, the amount of **R$600,000,000.00 (six hundred million reais)**, at the gross value of **R$0.247852753 (zero, point, two, four, seven, eight, five, two, seven, five, three cents)** per share, to be paid on April 18th, 2023, without the application of any monetary restatement index, considering the date of April 10th, 2023 as the date for identification of shareholders entitled to receive such values, as follows: (i) the amount of **R$570,586,743.63 (five hundred and seventy million, five hundred and eighty-six thousand, seven hundred and forty-three reais and sixty-three cents)** will be distributed based on profit from previous years through the use of the expansion reserve, and (ii) the remaining amount of **R$29,413,256.37 (twenty-nine million, four hundred and thirteen thousand, two hundred and fifty-six reais and thirty-seven cents)** will be distributed based on the profit of the fiscal year of 2022.

(3) <u>To approve</u>, by the majority of votes casted, as per the consolidated voting map, in the form of **Annex I**, the composition of the Company's Board of Directors with 10 (ten) effective members.

(4) <u>To approve</u>, by the majority of votes casted, as per the consolidated voting map, in the form of **Annex I**, the qualification of the Board of Directors' independent members, according to the *Novo Mercado* Regulations, of the following candidates presented by the Company's management: **(i) Flavia Maria Bittencourt**; **(ii) Gesner José de Oliveira Filho; (iii) Herculano Aníbal Alves**; and **(iv) Nicandro Durante**.

It is registered that, pursuant Section 17, item II, of *Novo Mercado* Regulations, the Company's Board of Directors, at its meeting held on February 27th, 2023, analyzed the requirements under Section 16, Paragraph 1 and 2, of *Novo Mercado* Regulations, as well as the independence's statement presented by each candidate, as provided for in the Company's Management Proposal presented for this Shareholders' Meeting, and expressed their understanding that the referred candidates qualified as independent members attend the independence's criteria provided for in the abovementioned legal provisions.

(5) The Chairman informed those present that no shareholder requested the adoption of the multiple voting system. Then asked the minority shareholders present of their interest in requesting the voting in separate for the member of the Board of Directors referred to in Section 141, paragraphs 4 and 5, of the Brazilian Corporation Law; in view of the negative response of the attending shareholders, the slate of candidates composed by 10 (ten) effective members was put to vote, as per the proposal of TIM Brasil Serviços e Participações S.A., which was **<u>approved</u>** by the majority of the votes casted, as per the consolidated voting map, in the form of **Annex I**. Therefore, the shareholders, in order to compose the Board of Directors, elected:

(i) **Adrian Calaza**, Argentinian, married, bachelor in Business Administration, holder of Spanish passport nº XDD931202, valid through August 24th, 2031, domiciled in Corso d'Italia 41, 00198, City of Rome, Italy;

(ii) **Alberto Mario Griselli**, Italian, married, bachelor in Engineering, bearer of the identity card RNM No. V354056-O, issued by CGPI/DIREX/PF in January 31st, 2021, enrolled in the taxpayers' roll (CPF/ME)

under No. 058.431.817-07, domiciled at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro;

(iii) **Claudio Giovanni Ezio Ongaro** Italian, married, bachelor in Electronic Engineering, bearer of the Italian passport Nr. YA4595942, valid through July 16th, 2023, domiciled in Corso d'Italia 41, 00198, City of Rome, Italy;

(iv) **Elisabetta Paola Romano**, Italian, married, bachelor in Computer Science, bearer of Italian passport Nr. YA5549980, valid through September 16th, 2024, domiciled at Corso d'Italia, 41, 00198, City of Rome, Italy;

(v) **Flavia Maria Bittencourt**, Brazilian, married, bachelor in Chemical Engineering, bearer of the identity card Nr. 68.032.390-9, issued by SSP/SP, enrolled in the CPF/ME under Nr. 011.971.887-11, domiciled at Rua Marechal Deodoro, nº 1401, casa 10, Santo Amaro, in the City and State of São Paulo, Brazil;

(vi) **Gesner José de Oliveira Filho**, Brazilian, married, Economist, bearer of the identity card Nr. 6.968.227, issued by SSP/SP in July 14th, 1986, enrolled in the CPF/ME under Nr. 013.784.028-47, domiciled at Rua Tucumã, nº 621, Apto 121, Jardim Europa, in the City and State of São Paulo, Brazil;

(vii) **Herculano Anibal Alves**, Brazilian, married, Economist, bearer of the identity card Nr. 5.306.068, issued by SSP/SP in May 6th, 1981, enrolled in the CPF/ME under Nr. 463.463.178-49, domiciled at Rua Traipu, Nr. 214, Apt. 122, Perdizes, in the City and State of São Paulo, Brazil;

(viii) **Michela Mossini,** Italian, single, bachelor in Economics, holder of Italian passport No. YA5695649, valid through November 11th, 2023, domiciled in Corso d'Italia 41, 00198, City of Rome, Italy;

(ix) **Michele Valensise**, Italian, married, bachelor in Law, bearer of Italian passport Nr. DA0023813, valid through January, 10th, 2027, domiciled at Corso d'Italia, 41, 00198, City of Rome, Italy;

(x) **Nicandro Durante**, Brazilian, married, Business Administrator, bearer of the identity card Nr. 3.414.387, issued by SSP/SC in July 31st, 1992, enrolled in the CPF/ME under Nr. 807.277.948-68, domiciliated at Rua Almirante Guilhem, Nr. 85, Apt. 701, Leblon, City and State of Rio de Janeiro, Brazil.

The shareholder TIM Brasil Serviços e Participações S.A. stated that they have obtained from all the Directors hereby elected, the confirmation that they have the necessary qualifications and meet the requirements established by the Brazilian Corporation Law, by CVM Resolution No. 80/2022 and by the Company's By-Laws, in order to occupy the position of member of the Company's Board of Directors. **The aforementioned members of the Board of Directors will have term of office until the Annual Shareholders' Meeting of the Company to be held in 2025** and shall be invested in the positions by fulfilling the applicable conditions and signing the respective terms of investiture, as well as the other pertinent documents, in the form and within the period established in the Brazilian Corporation Law, in the CVM Resolution No. 80/2022, in the Company's By-Laws and in the *Novo Mercado* Regulations of B3.

(6) To approve, by the majority of the votes casted, as per the consolidated voting map, in the form of **Annex I**, the composition of the Fiscal Council of the Company with three (3) regular members and three (3) alternate members.

(7) The Chairman inquired the attending minority shareholders of their interest to request the vote in separate as Fiscal Council member, pursuant to Section 161, Paragraph 4, item 'a', of the Brazilian Corporation Law, having the shareholder **DOCAS INVESTIMENTOS LTDA.** appointed Mr. **Elias de Matos Brito** as regular member, and Mr. **Anderson dos Santos Amorim** as alternate; the item was put to vote in separate, without the participation of the controlling shareholder TIM Brasil Serviços e Participações S.A.; as a result, **by the majority of the votes casted by the minority shareholders** who came forward on this resolution, as per the consolidated voting map, in the form of **Annex I**, with the votes in favor of the shareholder **DOCAS INVESTIMENTOS LTDA.** was elected Mr. **Elias de Matos Brito**, brazilian, divorced, accountant, bearer of the identity card No. 074.806-03, issued by CRC/RJ, enrolled in the CPF/ME under No. 816.669.777-72, domiciled at Uruguaiana street, No. 39, floor 18, Centro, City and State of Rio de Janeiro, as **regular member**; and Mr. **Anderson dos Santos Amorim**, married, accountant, bearer of Identity Card No. 105.561/O-0, issued by CRC/RJ, enrolled in the CPF/ME under No. 029.215.847-51, domiciled at Uruguaiana street, No. 39, floor 18, Centro, City and State of Rio de Janeiro, as **alternate member**.

The shareholder **DOCAS INVESTIMENTOS LTDA.** stated that they have obtained from the candidates they have appointed for the Fiscal Council and hereby elected, in the terms above, have the necessary qualifications and meet the requirements established by the Law No. 6,404/76 and the Company's By-Laws to occupy the position of member of the Fiscal Council.

Next, it was put to vote the slate of candidates composed by two (2) regular members, and their respective alternate members, as per TIM Brasil Serviços e Participações S.A.'s proposal, being **approved**, by the majority of the votes casted, as per the consolidated voting map, in the form of **Annex I**, in order to compose the Fiscal Council were elected:

(i) as regular member, Mr. **Walmir Kesseli**, Brazilian, married, economist, bearer of identity card No. 1.440.573-9, issued by SSP/PR, enrolled in the CPF/ME under No. 357.679.019-53, domiciled at Emílio Cornelsen street, No. 344, Apt. 602, Ahú, in the city of Curitiba, State of Paraná, having **as alternate member** Mrs. **Maria Helena Pettersson**, Brazilian, married, graduated in Science of Accounting and Business Administration, holder of identity card No. 9.284.990-8, issued by SSP/SP on February 4th, 2020, enrolled at CPF/ME under nr. 009.909.788-50, domiciled at Rua Araguari, No. 679, Apt 18, Vila Uberabinha, City and State of São Paulo; and

(ii) as regular member, Mrs. **Anna Maria Cerentini Gouvea Guimarães**, Brazilian, married, Architect, bearer of the identity card No. 7101355, issued by SSP/SP, enrolled in the CPF/ME under No. 050.287.838-02, domiciled at Comandante Julio de Moura street, No. 439, roof, Barra da Tijuca, in the City and State of Rio de Janeiro; having **as alternate member** Mr. **Carlos Eduardo do Nascimento**, Brazilian, married, graduated in Information Technology, bearer of identity card CNH No. 03462373934, issued by DETRAN/PR, enrolled in the CPF/ME under No. 433.450.939-87, domiciled at Av. Três Marias, No. 1175, house 24, City of Curitiba, State of Paraná.

The shareholder TIM Brasil Serviços e Participações S.A. that appointed the members of the Fiscal Council hereby elected, in the terms above, stated that they have the necessary qualifications and meet the requirements established in the Brazilian Corporation Law and the Company's By-laws to occupy the position of member of the Fiscal Council.

It is registered that all of the Fiscal Council's members hereby elected shall remain in the position until the Annual Shareholders' Meeting of the Company to be held in 2024. The Fiscal Council's

members shall be invested in the positions by fulfilling the applicable conditions and signing the respective terms of investiture, as well as the other pertinent documents, in the form and within the period established in the Brazilian Corporation Law, the Company's By-laws and in the *Novo Mercado* Regulations of B3.

(8) To approve, by the majority of the votes casted, as per the consolidated voting map, in the form of **Annex I**, the compensation proposal for the administrators for the fiscal year of 2023, as follows:

(i) Compensation to the Board of Directors: annual global compensation in the amount of **R$4,860,000.00 (four million, eight hundred and sixty thousand reais)** to be attributed to the directors individually, in accordance with the resolutions of the Board of Directors;

(ii) Compensation to the Committees: annual global compensation in the amount of **R$3,024,000.00 (three million and twenty-four thousand reais)** to be attributed to the members of the advisory committees to the Board of Directors, in accordance with the resolutions of the Board of Directors;

(iii) Compensation to the Fiscal Council: annual global compensation in the amount of **R$616,000.00 (six hundred and sixteen thousand reais)**; and

(iv) Compensation to the Board of Officers: annual global compensation in the amount of **R$78,193,000.00 (seventy-eight million, one hundred and ninety-three thousand reais)**, of which, of this total, **71.4% (seventy-one point four percent)** corresponding to short and long-term variable compensation.

On Extraordinary Shareholders' Meeting:

(1) To approve, by the majority of votes casted, as per the consolidated voting map, in the form of **Annex I**, being expressly registered the abstention of vote by the controlling shareholder TIM Brasil Serviços e Participações S.A., the twelve (12) months extension of the Cooperation and Support Agreement ("Agreement") between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand, until April 30th, 2024, in the amount corresponding in reais of up to **€7.533.000,00 (seven million, five hundred and thirty-three thousand Euros)**, according to the proposal submitted to the

Statutory Audit Committee and to the Board of Directors at their respective meetings held on February 27th, 2023, all in accordance with the documents previously disclosed on the websites of the Company, of the CVM, of the SEC and of the B3 about the agreement's background, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement.

(2.1) **To approve**, by the majority of votes casted, as per the consolidated voting map, in the form of **Annex I**, the Protocol and its terms and conditions, which becomes an integral part of these minutes as **Annex II**.

(2.2) **To ratify**, by the majority of votes casted, as per the consolidated voting map, in the form of **Annex I**, the appointment and hiring of Apsis Consultoria e Avaliações Ltda., specialized company responsible for preparing the Appraisal Report, for the purposes of Section 227 and pursuant to Section 8th of the Brazilian Corporate Law.

(2.3) **To approve**, by the majority of votes casted, as per the consolidated voting map, in the form of **Annex I**, the Appraisal Reports, in compliance with the provisions of Sections 224 and 226 of the Brazilian Corporate Law, and which are part of the Protocol.

(2.4) **To approve**, by the majority of votes casted, as per the consolidated voting map, in the form of **Annex I**, the Merger, under the terms of the Protocol and subject to compliance with the suspensive conditions established therein, which specifically refer to (i) obtaining the prior consent of the Brazilian National Telecommunications Agency ("ANATEL") and (ii) the conclusion of operational procedures related to systemic parameterization. It is registered that the effectiveness of said resolution and the consequent consummation of the Merger will be conditioned to the resolution of the Company's Board of Directors, in a meeting to be held especially for this purpose, to verify the occurrence of the aforementioned conditions, when, then, the Merger will become fully effective.

(2.5) **To authorize**, as a result of the resolutions approved above, by the majority of votes casted, as per the consolidated voting map, in the form of **Annex I**, the performance by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Merger, under the terms of the Protocol.

CLARIFICATIONS: The Board received and registered the votes and the abstentions casted by the shareholders that attended this Annual and Extraordinary Shareholders' Meeting, which were properly presented and computed in the resolutions above, as per the consolidated voting map attached hereto.

VOTING MAP: Pursuant to Section 33, paragraph 4, of the CVM Resolution No. 80/2022, the consolidated voting map attached hereto, which is part of these minutes, indicates the number of votes in favor, against and the abstentions for each resolution, as well as the respective percentage.

CLOSING: With nothing further to discuss, the Chairman of the Board suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read, approved by all the attending shareholders and executed by the Chairman, by the Secretary of the Board and by the attending shareholders who willing to sign them.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), March 30th, 2023.

FABIANE RESCHKE

Secretary

TIM S.A.
Ordinary and Extraordinary General Meeting 2023

Final Vote Report

	Number of Shares / Percentage of Participants		
Annual Shareholder's Meeting	**Approve (Yes)**	**Reject (No)**	**Abstain**
Resolution 1 - Financial Statements 2022	2.108.565.510 96,68%	313.130 0,01%	71.995.936 3,30%
Resolution 2 - Allocation of the Results 2022	2.161.504.355 99,11%	28.340 0,00%	19.341.881 0,89%
Resolution 3 -To resolve on the composition of the Board of Directors of the Company.	2.150.147.113 98,59%	11.277.739 0,52%	19.449.724 0,89%
Resolution 4 - To resolve on the classification of the candidates below for the positions of independent members of the Board of Directors according to the independence criteria	2.161.355.372 99,10%	70.005 0,00%	19.449.199 0,89%
Resolution 5 - Nomination of all the names that compose the slate - Single-Slate	1.881.327.896 86,26%	279.555.756 12,82%	19.990.924 0,92%
Resolution 6 - If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?[1]	1.728.365.490 81,24%	379.307.924 17,83%	19.911.217 0,94%
Resolution 7 -In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen?[2]	1.853.798.970 87,13%	0 0,00%	273.785.661 12,87%
Resolution 8 - View of all the candidates that compose the slate to indicate the cumulative voting distribution[3]	N/A	N/A	N/A
Resolution 9 - Do you wish to request the separate election of a member of the board of directors?[3]	1.620.675.349 76,17%	150.121.789 7,06%	356.787.493 16,77%
Resolution 10 - To resolve on the composition of the Fiscal Council of the Company.	2.155.111.702 98,82%	2.220.064 0,10%	23.542.810 1,08%
Resolution 11 - Nomination of all the names that compose the slate. - Chapa Única	2.154.495.250 98,79%	26.204.713 1,20%	174.613 0,01%
Resolution 12 - If one of the candidates of the slate leaves it, can the votes corresponding to your shares continue to be conferred to the same slate?	1.733.919.005 81,50%	373.754.409 17,57%	19.911.217 0,94%
Resolution 13 - Do you wish to request the separate election of a member of the Fiscal Council?[4]	39.085.767 7,58%	139.747.461 27,10%	336.781.457 65,32%
Resolution 13A - Indication minority shareholder Docas Investimento Ltda.	19.276.091 100,00%	0 0,00%	0 0,00%
Resolution 14 - Compensation Proposal 2023	1.961.288.524 89,93%	199.634.889 9,15%	19.951.163 0,91%
Extraordinary Shareholder's Meeting	**Approve (Yes)**	**Reject (No)**	**Abstain**
Resolution 1 - Cooperation and Support Agreement	409.848.329 20,08%	73.005 0,00%	1.631.367.972 79,92%
Resolution 2.1 - Approval of the Protocol and Justification of Merger of Cozani RJ	2.021.815.845 99,05%	74.040 0,00%	19.399.421 0,95%
Resolution 2.2 - To resolve on the ratification of the appointment and contracting of Apsis Consultoria	2.021.296.142 99,02%	52.540 0,00%	19.940.624 0,98%
Resolution 2.3 - To resolve on the approval of the Appraisal Report.	2.021.294.552 99,02%	50.660 0,00%	19.944.094 0,98%
Resolution 2.4 - To resolve on the approval of the Merger, under the terms of the Protocol and subject to compliance with the suspensive conditions established therein	2.021.829.560 99,05%	56.945 0,00%	19.402.801 0,95%
Resolution 2.5 - To resolve on the authorization for the practice of all measures necessary for the consummation of the Merger.	2.021.813.905 99,05%	73.920 0,00%	19.401.481 0,95%

[1] Votes cast for this item were disregarded due to the election of the single slate (Resolution 5).

[2] Votes cast for this item were disregarded due to the fact that the necessary conditions for requesting multiple votes had not been proven.

[3] Votes distributed to the candidates in this item were disregarded due to the fact that the necessary conditions for requesting multiple votes were not proven.

[4] Votes cast for this item were disregarded due to the fact that the necessary conditions for requesting the separate election had not been proven.

[5] Only one minority shareholder, who attended in person, indicated candidate, as expressed in Item 13A. The other shareholders did not indacate candidates. [6] Votes considering the abstention of the controlling shareholder TIM Brasil Serviços e Participações S.A.

PROTOCOL AND JUSTIFICATION OF MERGER OF
COZANI RJ INFRAESTRUTURA E REDES DE TELECOMUNICAÇÕES S.A. INTO TIM S.A.

This Protocol and Justification of Merger ("Protocol") is entered by and between the administrators of the parties below, pursuant to the applicable provisions of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law"), and Resolution No. 78, of March 29, 2022, issued by the Brazilian Securities and Exchange Commission ("CVM"), and in the best form of law:

I. TIM S.A., a publicly-traded company, enrolled in the Brazilian Taxpayers' Registry of Legal Entities ("CNPJ/ME") under No. 02.421.421/0001-11, with its headquarters at Avenida João Cabral de Mello Neto, No. 850, Blc. 001, rooms 501 to 1208, Barra da Tijuca, CEP 22775-057, in the City and State of Rio de Janeiro, with its organizational documents registered with the Commercial Registry of the State of Rio de Janeiro ("JUCERJA") under NIRE No. 33.300.324.631, herein represented pursuant to its Bylaws in force, by Mr. **ALBERTO MARIO GRISELLI**, Italian, married, bachelor in engineering, bearer of the Identity Card for Foreigners ("RNM") No. V354056-O, issued by the CGPI/DIREX/PF-RJ on January 31, 2021, duly enrolled with the Brazilian Individual Taxpayers' Register ("CPF/ME") under No. 058.431.817-07, domiciled at Av. João Cabral de Mello Neto, No. 850, South Tower, 13º floor, Barra da Tijuca, in the City and State of Rio de Janeiro (hereinafter simply referred to as "TSA" or "Surviving Company"); and

II. COZANI RJ INFRAESTRUTURA E REDES DE TELECOMUNICAÇÕES S.A., a privately-held corporation, enrolled in the Brazilian Taxpayers' Registry of Legal Entities ("CNPJ/ME") under No. 36.012.579/0001-50, with its headquarters at Rua Fonseca Teles, No. 18, Block C, 2º Pavimento, São Cristóvão, in the City and State of Rio de Janeiro, with its organizational documents registered with the Commercial Registry of the State of Rio de Janeiro ("JUCERJA") under NIRE No. 33.300.333.291, herein represented pursuant to its Bylaws in force, by Mrs. **FABIANE RESCHKE**, Brazilian, married, lawyer, bearer of identity document no. 344518053 - CNH, issued by DETRAN/RS on January 11, 2019, duly enrolled with the Brazilian Individual Taxpayers' Register ("CPF/ME") under No. 544.284.590-68, domiciled at Av. João Cabral de Mello Neto, No. 850, South Tower, 13º floor, Barra da Tijuca, in the City and State of Rio de Janeiro (hereinafter simply referred to as "COZANI" or "Merged Company" and, jointly with the Surviving Company, the "Companies" or "Parties"),

WHEREAS:

(i) On April 20, 2022, TSA acquired from Oi Móvel S.A. - Under Judicial Recovery (succeeded by merger by Oi S.A. - Under Judicial Recovery) ("Oi S.A."), all of the

shares issued by COZANI, the company that corresponds to the part of isolated production unit that belonged to TSA of the mobile telephony operation assets of Oi S.A. ("UPI Mobile Assets"), as provided for in the "Agreement for the Purchase and Sale of Shares and Other Covenants" entered into on January 28, 2021, together with Telefônica Brasil S.A. and Claro S.A., as amended, becoming COZANI, consequently, a wholly-owned subsidiary of TSA;

(ii) TSA develops, among others, the activities currently developed by COZANI regarding the provision of mobile telephony services;

(iii) As described in this Protocol, the management of TSA and COZANI understand that the merger of COZANI into TSA ("Merger") has the potential to reduce operating costs and other expenses, simplify corporate, administrative and accounting procedures and optimize the tax burden, generating value for the Companies and their *stakeholders*;

(iv) The Merger is one of the steps of an ongoing process of corporate restructuring that has been implemented by Grupo TIM since the privatization of the telecommunications sector in Brazil, and is aligned with the expectations for the industry development; and

(v) If approved by the shareholders of the Companies in the Extraordinary General Shareholders' Meetings held for such purpose, the Merger shall have its effectiveness subject to the fulfillment of the Suspensive Conditions pursuant to this Protocol.

I. JUSTIFICATION

The Parties understand that the Merger of COZANI into TSA ("Merger"), in the terms and conditions of this Protocol is justified, since its objective is to simplify the corporate structure of TSA, to eliminate the overlapping of authorizations for exploration of Personal Mobile Service, as well as the standardization of the services provided by the involved companies and, in the end, it will also allow the concentration of the activities related to the rendering of personal mobile telecommunication services in only one company, TSA, from the Effective Date (as defined below), besides resulting in the optimization of the operational costs and in the efficient allocation of investments due to the integration of the merged assets.

As was intended with the acquisition of controlling interest in COZANI, the Merger will make it possible for TSA to strengthen its position in a key market and improve the coverage and quality of services provided to customers.

II. CAPITAL STOCK OF TIM S.A. AND COZANI

2.1. **Capital Stock of TIM S.A.** The subscribed and fully paid capital stock of TSA on the Base Date (as defined below) is R$13,477,890,507.55 (thirteen billion, four hundred seventy-seven million, eight hundred ninety thousand, five hundred and seven reais and fifty-five cents), divided into 2.420,804,398 (two billion, four hundred and twenty million, eight hundred and four thousand, three hundred and ninety-eight) common shares, all nominative, book-entry and with no-par value.

2.2. **Capital Stock of COZANI**. The subscribed and fully paid capital stock of COZANI on the Base Date (as defined below) is R$2,993,889,242.89 (two billion, nine hundred and ninety-three million, eight hundred and eighty-nine thousand, two hundred and forty-two reais and eighty-nine cents), divided into 3.002,871,878 (three billion, two million, eight hundred and seventy-one thousand, eight hundred and seventy-eight) common shares, all nominative and with no-par value.

III. MERGER, VALUATION AND ASSETS OF THE MERGED COMPANY

3.1. **Merger**. Considering the Merger and the fact that COZANI is a wholly-owned subsidiary of TSA, which is its sole shareholder, all shares issued by the Merged Company will be cancelled, under the terms of item 4 of this Protocol. Also as a result of the Merger, the net equity of COZANI will be fully absorbed by TSA.

3.2. **Base Date and Valuation**. The shareholders' equity of COZANI to be merged by TSA was appraised based on its book value on December 31st, 2022 ("Base Date"), in accordance with the accounting practices adopted in Brazil. The appraisal report, in accordance with the provisions of article 227 of the Brazilian Corporation Law, was conducted by **APSIS CONSULTORIA E AVALIAÇÕES LTDA.**, a specialized company, enrolled with the CNPJ/ME under No. 08.681.365.0001/30 and with the Regional Accounting Council ("CRC") under No. 005112/O-9, headquartered in the City and State of Rio de Janeiro, at Rua do Passeio No. 62 - 6th floor, Centro, CEP 20021-280 ("APSIS"), *ad referendum* of the shareholders of the Parties to this Protocol, and is attached hereto as Exhibit I ("Appraisal Report").

3.3. **Assets Variations**. In according with the article 224, III, of the Brazilian Corporation Law, the revenues, expenses and assets variations occurred between the Base Date and the Effective Date will be accounted for in COZANI and, subsequently, absorbed by the Surviving Company, without any modification in the values adopted to carry out the Merger.

3.4. **Shareholders' Equity**. Considering the Appraisal Report, the total value of COZANI's shareholders' equity on the Base Date, which will be merged by TSA, totals the amount of R$1,041,136,009.47 (one billion, forty-one million, one hundred and thirty-six thousand, nine reais and forty-seven cents).

3.5. **Suspensive Conditions and Conclusion of the Operation**. The Merger depends on obtaining the prior consent of the Brazilian National Telecommunications Agency ("ANATEL") and the conclusion of operational procedures related to the systemic parameterization. In view of this, the effectiveness of the resolution made in the shareholders' meeting and the consequent consummation of the operation will be conditioned to a new resolution of the Board of Directors of TSA, in a meeting to be held especially for this purpose to verify the occurrence of the aforementioned conditions ("Suspensive Conditions"), when, then, the Merger will become effective ("Effective Date").

Thus, the Merger will be submitted to the extraordinary general meetings of COZANI and TSA for approval on a conditioned basis, as mentioned above.

3.6. **Extinction of COZANI**. With the Merger and the consequent transfer of all its assets to TSA, COZANI will be extinguished on the Effective Date under Article 227 of the Brazilian Corporation Law, and TSA's managers will be responsible for filing and publishing the Merger acts.

IV. CAPITAL STOCK AFTER MERGER, SUBSTITUTION OF SHARES, POLITICAL AND EQUITY RIGHTS

4.1. **Capital stock of the Surviving Company**. If the Merger is approved and subject to satisfaction of the Suspensive Conditions, (i) there will be no capital increase and no issuance of new shares of the Merger, since TSA has already registered COZANI shares in its equity; and (ii) the Merged Company will be extinguished and the 3,002,871,878 (three billion, two million, eight hundred and seventy-one thousand, eight hundred and seventy-eight) common shares representing its capital stock will be cancelled.

4.2. **Treatment of the Merged Shares**. Considering that COZANI is currently wholly-owned by TSA (therefore, there are no other minority shareholders), as a result of the Merger, the shares issued by COZANI will be cancelled and extinguished on the Effective Date as provided for in article 226, paragraph 1, of the Brazilian Corporation Law.

4.3. **Inexistence of a Substitution Ratio**. Considering that there are no minority shareholders in COZANI, since it is wholly-owned by TSA, there is no substitution ratio between COZANI shares and TSA shares.

4.4. **Absence of valuation of shareholders' equity at market prices for the purposes of Article 264 of the Brazilian Corporation Law.** Considering that the Merger does not cause a change in the interests of TSA shareholders, since COZANI is a wholly-owned subsidiary, it is not possible to talk about a substitution ratio of shares of the shareholders of the Merged Company for shares issued by the Surviving Company and consequently there are no minority shareholder interests to be protected, without applying the provisions of article 264 of the Corporation Law.

V. OTHER CONDITIONS OF THE MERGER AND GENERAL CONDITIONS

5.1. **Corporate Approvals**. The proposal for the Merger shall be submitted to the shareholders of TSA and COZANI, for consideration and deliberation at the extraordinary general meetings of the Companies, in addition to the meeting of TSA's Board of Directors that may be required to formalize the Merger on the Effective Date.

5.2. **Absence of Rights of Withdrawal**. There is no dissidence or exercise of the shareholders' right to withdraw as prescribed by the articles 136, IV, and 137 of the Brazilian Corporation Law, since TSA is the only shareholder of COZANI.

5.3. **Succession.** The Surviving Company will succeed COZANI on the Effective Date in its rights and obligations, being liable for COZANI's obligations under the terms of articles 227 and 232 of the Brazilian Corporation Law.

5.4. **Authorization.** The Officers of the Surviving Company and of the Merged Company are authorized and liable to take all necessary measures to implement the terms and conditions agreed upon in this Protocol, as to be approved at the extraordinary general meetings of the Companies, under the terms of the applicable legislation. Once the Merger is approved and the Suspensive Conditions is fulfilled, the Merged Company shall be considered extinguished, as per the meeting of the Board of Directors of TSA, and it shall be incumbent upon the managers of the Surviving Company

to: (i) carry out the write-off, registration, annotation, publication and any other act necessary for the good and faithful completion of the Merger contemplated herein, including, but not limited to, the necessary acts before the competent public agencies for the implementation of the Merger; and (ii) keep the tax books of the Merged Company.

5.5. **Digital Signature.** The Parties acknowledge the veracity, authenticity, integrity, validity and effectiveness of this Protocol and its terms, pursuant to article 219 of the Civil Code, in electronic format and/or signed by the Parties by means of electronic certificates, even if they are electronic certificates not issued by ICP-Brasil, pursuant to article 10, paragraph 2, of Provisional Measure No. 2220-2, of August 24, 2001, including, without limitation, by means of the upload and affixing of the respective electronic signatures on this Protocol on the certification platform "DocuSign" (https://account.docusign.com/).

5.6. **Jurisdiction.** The Courts in the City of Rio de Janeiro, State of Rio de Janeiro, are hereby elected to settle and resolve any disputes and controversies arising from this Protocol.

In witness whereof, the Parties sign this Protocol in electronic form, in the presence of two undersigned witnesses.

Rio de Janeiro, February 27, 2023.

TIM S.A.

____

Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

COZANI RJ INFRAESTRUTURA E REDES DE TELECOMUNICAÇÕES S.A.

____
Fabiane Reschke
Officer

Witnesses:

1. ____________________________	2.____________________________
Name:	Name:
ID:	ID:
CPF:	CPF:

EXHIBIT I

APPRAISAL REPORT

APPRAISAL REPORT
AP-00034/23-01

COZANI RJ INFRAESTRUTURA
E REDES DE TELECOMUNICAÇÕES S.A.

APPRAISAL REPORT:	AP-00034/23-01	VALUATION DATE:	December 31, 2022

APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF VITEX SP PARTICIPAÇÕES S.A., DETERMINED THROUGH THE ACCOUNTING BOOKS

APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by TIM S.A., hereinafter denominated TIM, based at Avenida João Cabral de Mello Neto, nº 850, Barra da Tijuca, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 02.421.421/0001-11, to proceed with the net equity appraisal of COZANI RJ INFRAESTRUTURA E REDES DE TELE-COMUNICAÇÕES S.A., hereinafter denominated COZANI, based at Rua Fonseca Teles, nº 18, bloco C, 2º pavimento, São Cristóvão, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 36.012.579/0001-50, on December 31, 2022, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

1. PURPOSE OF APPRAISAL

The shareholders' equity assessment of COZANI, as of December 31, 2022, according to Articles 226 and 227 of Law no. 6,404/76, aims for the merger of the company by TIM S.A.

2. MANAGEMENT'S RESPONSIBILITY FOR ACCOUNTING INFORMATION

The management of COZANI is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee ("CPC") and approved by the Federal Accounting Council ("CFC"), as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report.

3. SCOPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT

Our responsibility is to present a conclusion on the book value of the shareholders' equity of COZANI as of December 31, 2022, in accordance with the Technical Communication CTG 2002, approved by the CFC, which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement.

The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents.

The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of COZANI. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

4. CONCLUSION

Based on the work executed, we concluded that the amount of **BRL 1,041,136,009.47** (one billion, forty-one million, one hundred and thirty-six thousand, nine reais and forty-seven cents), as stated in the **COZANI's** balance sheet as of December 31, 2022, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed under Brazilian accounting practices.

Rio de Janeiro, February 17, 2023.

APSIS CONSULTORIA E AVALIAÇÕES LTDA.
CRC/RJ-005112/O-9

LUIZ PAULO CESAR SILVEIRA:88668193791

Assinado de forma digital por LUIZ PAULO CESAR SILVEIRA:88668193791
Dados: 2023.02.17 16:40:14 -03'00'

LUIZ PAULO CESAR SILVEIRA
Vice President
Accountant (CRC/RJ-118.263/P-0)

5. LIST OF ATTACHMENTS

1. SUPPORT DOCUMENTATION
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY COZANI
3. GLOSSARY

ATTACHMENT 1

BALANCE SHEETS (R$)

	December 2022
Assets	**5,364,103,064.90**
current assets	**1,376,107,296.87**
Cash and cahs equivalents	763,612,950.46
Accounts receivable	519,263,071.08
Indirect taxes, charges and contributions recoverable	2,857,609.30
Direct taxes, charges and contributions recoverable	8,465,589.55
Prepaid expenses expenses	80,345,640.67
Other assets	1,562,435.81
Non current assets	**3,987,995,768.03**
Long term assets	**846,823,179.85**
Indirect taxes, charges and contributions recoverable	5,936,545.59
Direct taxes, charges and contributions recoverable	840,886,634.26
Tangible and intangible assets	**3,141,172,588.18**
Tangible assets	2,885,892,410.38
Intangible assets	255,280,177.80
Liabilities	**5,364,103,064.90**
current liabilities	**1,900,283,387.97**
Leasing	903,342,265.62
Suppliers	691,678,246.50
Indirect taxes, charges and contributions payable	111,174,877.60
Direct taxes, charges and contributions payable	39,873,308.29
Deferred revenue	42,588,454.48
Other liabiiities	111,626,235.48
Non current liabilities	**2,422,683,667.46**
Non current liabilities	**2,422,683,667.46**
Leasing	1,979,650,216.32
Authorizations payable	15,174,372.21
Provision for legal and administrative proceedings	3,192.00
Other liabilities	427,855,886.93
Shareholders´equity	**1,041,136,009.47**
Share capital	2,993,889,242.89
Capital reserves	137,042.66
Accumulated profot	(1,952,890,276.08)

DocuSigned by:

Manoela de Paiva Suassuna

Manoela de Paiva Suassuna

CRC RJ- 102467/O-5

DocuSign

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ATTACHMENT 2

SUMMARY OF THE MAIN ACCOUNTING PRACTICES ADOPTED BY COZANI

- **Cash and cash equivalents**

They are financial assets measured at amortized cost using the effective interest rate method.

The Company's Management determines the classification of its financial assets upon initial recognition.

Bank certificates of deposit ("CDBs") and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

- **Trade accounts receivable**

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivables are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed ("unbilled") up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses ("impairment").

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers' ability to settle the receivables.

- **Deferred income tax and social contribution**

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the financial statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

- **Prepaid expenses**

Represent advance payments of transition service expenses that are recognized in the result according to the provision of the service.

- **Property, plant and equipment**

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability "provision for future asset retirement". Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in "other operating expenses (revenue), net" in the statement of income.

- **Authorizations payable**

Represent commitments with Anatel for authorizations held on a primary level with the Company.

- **Leases**

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

- **Deferred revenues**

Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

- **Liabilities**

They are recognized in the balance sheet when the company has a present obligation (legal or constructive) or as a result of a past event, and it is probable that an outflow of economic benefits will be required to liquidate it. Some liabilities involve uncertainties as to terms and amount and are estimated through a provision as they are incurred and recorded. Provisions are recorded based on the best estimates of the risk involved.

ATTACHMENT 3

Glossary

A

Amortization
Systematic allocation of the depreciable value of an asset over its useful life.

Asset
A resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
Specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
Urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

Book Value
The value at which an asset or liability is recognized on the balance sheet.

Business Combination
Union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

C

CAPEX (Capital Expenditure)
Fixed asset investments.

Capital Structure
Composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
Cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, nonoperating, etc...).

Cash Flow on Invested Capital
Cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
Cmallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Company
Commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
Physical status of an asset as a result of its maintenance.

Control
Power to direct the strategic policy and administrative management of a company.

Cost
The total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time
and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CFC
Conselho Federal de Contabilidade

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

CVM
Securities and Exchange Commission.

D

Date of Issue
Closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow
Discounted cash flow.

D & A
Depreciation and amortization.

Depreciable Value
Cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
Systematic allocation of the depreciable value of an asset during its useful life.

Direct Production Cost
Spending on inputs, including labor, in the production of goods.

Discount Rate
Any divisor used to convert a flow of future economic benefits into present value.

E

EBIT (Earnings before Interest and Taxes)
Earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
Earnings before interest, taxes, preciation and amortization.

Economic Benefits
Benefits such as revenue, net profit, net cash flow, etc.

Enterprise
Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
Economic value of the company.

Equity Value
Economic value of the equity.

Expertise
Technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
Set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
Value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Financial Lease
That which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
Tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

G

Goodwill
See Premium for Expected Future Profitability.

I

IAS (International Accounting Standards)
Principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
See Impairment losses

Impairment Losses (impairment)
Book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
Valuation method for converting the present value of expected economic benefits.

Indirect Production Cost
Administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Intangible Asset
Identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

International Accounting Standards (IAS)
Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Investment Property
Property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
Value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

L

Liability
Present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidity
Ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Multiple
Market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
Cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
Those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

O

Operating Assets
Assets that are basic to the company's operations.

Operating Lease
That which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
An entity that has one or more subsidiaries.

Premium for Expected Future Profitability (goodwill)
Future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
The estimated present value of discounted net cash flows in the normal course of business.

Price
The amount by which a transaction is performed involving a property, a product or the right thereto.

Property
Something of value, subject to use, or that may be the object of a right, which integrates an equity.

R

Real Estate
Property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use.

Remaining Life
A property's remaining life.

Replacement Cost
A property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
Value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
Expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
A property's reproduction cost less depreciation, considering the state it is in.

Residual Value
Value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
Estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Shareholders' Equity at Market Prices
See Assets Approach.

Subsidiary
Entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
Documentation raised and provided by the client on which the report premises are based.

T

Tangible Asset
Physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
Detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

U

Useful Economic Life
The period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
Act or process of determining the value of an asset.

Valuation Methodology
One or more approaches used in developing evaluative calculations for the indication of the value of an asset.